UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CTI BioPharma Corp.

(Name of Subject Company)

CTI BioPharma Corp.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Adam R. Craig

President, Chief Executive Officer and Interim Chief Medical Officer

3101 Western Avenue, Suite 800

Seattle, Washington 98121

(206) 282-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Katherine D. Ashley Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	Ryan A. Murr Branden C. Berns Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105 (415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by CTI BioPharma Corp., a Delaware corporation (“CTI”) with the Securities and Exchange Commission (the “SEC”) on May 25, 2023, relating to the tender offer by Cleopatra Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned, indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), to purchase all of the issued and outstanding shares of CTI common stock, par value $0.001 per share (the “Shares”), for $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. CTI believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, CTI wishes to make voluntarily certain supplemental disclosures related to the propose Transactions for the purposes of mooting the allegations in any complaints related to the Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By adding the bold and underlined text to the below paragraph under the subsection titled “Future Employee Arrangements” within the section titled “Interests of CTI Executive Officers and Directors” to the fourth paragraph on page 10 as follows:

“It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Sobi or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Sobi or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Sobi and/or its affiliates have been established, other than as described herein. Any such arrangements with CTI’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all. In addition, no discussions or negotiations have occurred between CTI executive officers or directors, on the one hand, and representatives of Sobi on the other hand, regarding offers of future employment following completion of the Transactions.”

2.	By adding the bold and underlined text to the below paragraph under the section titled “Background of the Offer and the Merger” to the last paragraph on page 12 as follows:

“On March 29, 2023, the CTI Board held its regular quarterly meeting by videoconference, which included senior management and representatives of CTI’s legal counsel at Gibson, Dunn & Crutcher LLP (“Gibson Dunn”). At the meeting, the CTI Board discussed the use of the transaction committee, created for the CTI Board’s convenience and whose members were not eligible for additional compensation in connection with their service on the transaction committee and did not have the right to veto or approve a potential transaction, to evaluate potential transactions (the “Transaction Committee”). Dr. Craig updated the CTI Board on his recent interactions with representatives of Sobi and discussed with the CTI Board, potential benefits, risks and next steps with respect to a potential strategic transaction.”

3.	By adding the bold and underlined text to the below paragraph under the section titled “Background of the Offer and the Merger” to the third full paragraph on page 13 as follows:

“On December 23, 2022, the Senior Vice President and Chief Business Executive of Company A called a representative of Centerview Partners, LLC (“Centerview”), with whom CTI has had a historical investment banking relationship and who, from time to time, has provided thoughts on CTI’s industry to CTI’s management, to discuss a potential transaction involving Company A and CTI.”

4.	By adding the bold and underlined text to the below paragraph under the section titled “Background of the Offer and the Merger” to the fifth full paragraph on page 14 as follows:

“Later that day, Dr. Craig and the Transaction Committee, consisting of Laurent Fischer, David Parkinson and Matthew Perry, held a meeting by videoconference, which included CTI’s senior management and representatives of Centerview, and representatives of CTI’s legal counsel at Gibson Dunn and Skadden. The Transaction Committee reviewed the terms of the April 5 Proposal. Representatives of Skadden reviewed legal matters, including fiduciary duties. Representatives of Centerview provided perspectives regarding the April 5 Proposal and potential next steps in connection with the Transaction Committee’s review of Sobi’s interest and the possibility of pursuing a strategic transaction, including providing Sobi access to due diligence and the process for senior management to prepare the management forecasts, financial analyses to be conducted and the possibility of contacting additional parties. The Transaction Committee discussed recent CTI performance and potential long-term value in different scenarios, including executing on CTI’s current long-term strategy and whether to contact additional third parties about a strategic transaction. Following discussion, the Transaction Committee determined to consider further a potential strategic transaction with other third parties and authorized senior management and Centerview to engage with Sobi and provide Sobi with access to due diligence in order to better inform Sobi’s proposal.”

5.	By adding the bold and underlined text to the below paragraph under the section titled “Background of the Offer and the Merger” to the last paragraph on page 17 as follows:

“On May 9, 2023 the CTI Board held a meeting by teleconference, which included members of senior management and representatives of Centerview, MTS, Skadden, and Gibson Dunn. Representatives of Skadden updated the CTI Board on the resolution of terms of the Merger Agreement and reviewed other legal matters, including the terms of the Tender and Support Agreement and a proposed amendment to CTI’s bylaws to include a forum selection provision. Representatives of Centerview reviewed with the CTI Board their financial analysis of the consideration of the Offer Price, and offered their thoughts on the risks regarding Company B’s ability to provide an improved and binding proposal and execute on a potential transaction on the same timeline as Sobi. The CTI Board considered that Company B indicated that the Company B May 8 Proposal was its best and final proposal, that such proposal was the midpoint of the Company B May 2 Proposal and was significantly lower than the $9.10 which Sobi had offered, the fact that Sobi was prepared to execute a definitive agreement on May 9 and that the speed with which Company B would be able to execute a strategic transaction was uncertain; and the CTI Board determined that CTI’s management should not continue to engage with Company B in connection with a potential transaction. Representatives of Centerview rendered to the CTI Board its oral opinion, which was subsequently confirmed by the delivery of a written opinion, dated May 10, 2023, which as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing each such opinion as set forth therein, that the Offer Price to be paid to the holders of Shares (other than as specified in the opinion) in the Offer pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see “— Opinion of CTI’s Financial Advisor.” The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex I. The CTI Board then discussed the strategic transaction structure and reasons for pursuing a strategic transaction.”

6.

By adding the bold and underlined text to the below paragraph under the subsection titled “Cautionary Note About the Management Projections” within the section titled “Certain Financial Projections” to the third full paragraph on page 25 as follows:

“The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by CTI may not be comparable to similarly titled amounts used by other companies. In certain circumstances, including those applicable to the Management Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Management Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the CTI Board or Centerview. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead are being included because the Management Projections were provided to the CTI Board and to Centerview to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.”

7.	By adding the bold and underlined text to the below paragraph under the section titled “Certain Financial Projections” to the last paragraph on page 25 as follows:

“The Management Projections were prepared in April – May 2023 by CTI management based on assumptions about CTI’s continued operation as a stand-alone, publicly traded company, with respect to the development and commercialization of CTI’s product, VONJO. The projections reflected an outlook based on certain internal judgments and assumptions prepared by CTI senior management about VONJO, including the epidemiology, pricing, sales ramp, market share, patent exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, a 75% decline in free cash flow beginning in 2034 based on the loss of patent exclusivity and other relevant factors related to CTI’s long-range operating plan.”

8.	By adding the bold and underlined text to the below paragraph under the section titled “Certain Financial Projections” to the first paragraph on page 26 as follows:

“At the direction of CTI’s management, based on the Management Projections and other projected financial information, Centerview calculated the unlevered free cash flows for the years 2023 through 2034. The summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital, in each case based on the Management Projections or other projected financial information provided by CTI’s management. At the direction of CTI’s management, Centerview attributed $0.25 per share to the impact from net operating losses usage. The Management Projections assume a federal net operating loss carryforward of $250 million as of December 31, 2022 and taxes based on a 25% tax rate. The values in the table below do not take into account the effect of net operating loss usage.”

9.	By replacing the first paragraph and the table immediately following on page 30 under the section titled “–Selected Public Company Analysis” in its entirety with the following:

“The companies reviewed, their equity values (as of May 8, 2023), their estimated 2026 revenue and their EV/2026E Revenue Trading Multiples were as follows:”

	Equity Value (mm)	2026E Revenue (mm)	EV/2026E Revenue Trading Multiple
Agios Pharmaceuticals, Inc.	$1,464	$225	2.0x
Day One Pharmaceuticals, Inc.	$972	$266	2.5x
Deciphera Pharmaceuticals, Inc.	$1,192	$332	2.3x
Geron Corporation	$1,606	$605	2.1x
Iovance Biotherapeutics, Inc.	$1,605	$872	1.3x
Springworks Therapeutics, Inc.	$1,519	$379	2.6x
Median		$356	2.2x

10.	By replacing the table on page 31 under the section entitled “–Selected Precedent Transactions Analysis” in its entirety with the following:

Date Announced	Target	Acquiror	Transaction Value (mm)	4-Year Forward Revenue (mm)	EV /4-Year Forward Revenue Multiple
Apr-22	Sierra Oncology, Inc.	GSK PLC	$1,689	$386	4.4x
Sep-21	Kadmon Holdings, Inc.	Sanofi	$1,796	$336	5.4x
May-20	Portola Pharmaceuticals Inc.	Alexion Pharmaceuticals, Inc.	$1,635	$481	3.4x
May-20	Stemline Therapeutics Inc.	Menarini Group	$471	$169	2.8x
Sept-19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	$833	$279	3.0x
Oct-17	Advanced Accelerator Applications SA	Novartis AG	$3,622	$786	4.6x
Median				$361	3.9x

11.	By adding the bold and underlined text to and removing the strikethrough text from the below paragraph under the section entitled “–Discounted Cash Flow Analysis” on page 32 as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 12.5% to 14.0% (based on Centerview’s analysis of CTI’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (i) the forecasted ~~risk-adjusted~~, after-tax unlevered free cash flows of CTI over the period beginning on July 1, 2023 and ending on December 31, 2034, as set forth in the Forecasts, (ii) an implied terminal value of approximately $10 million of CTI, calculated by Centerview by assuming that (as directed by CTI management) CTI’s unlevered free cash flows would decline in perpetuity after December 31, 2034 at a rate of free cash flow decline of 75% year over year, and (iii) tax savings from usage of CTI’s federal net operating losses of $250 million as of December 31, 2022 and future losses, as set forth in the Forecasts and (b) subtracting from the foregoing results CTI’s estimated debt of $50 million as of June 30, 2023, and adding to the foregoing results CTI’s estimated cash of $47 million as of June 30, 2023, each as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by CTI’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, warrants and preferred stock) as of May 4, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $7.00 to $7.60, rounded to the nearest $0.05. Centerview then compared this range to the Merger Consideration of $9.10 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement.”

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined text to the below paragraph to the first paragraph of Item 5 on page 33 as follows:

“CTI has retained Centerview and MTS to act as its financial advisors, with Centerview acting as lead financial advisor, in connection with the Offer and the Merger.”

2.	By adding the bold and underlined text to the below paragraphs starting with the first full paragraph on page 34 as follows:

“CTI has agreed to pay MTS a transaction fee of 0.50% of the aggregate consideration paid in the Transaction (approximately $8.7 million), which is payable contingent upon the consummation of the Transaction, but would also be payable upon consummation of a transaction in connection with a Superior Offer, for MTS’s services as financial advisor to CTI in connection with the Offer and the Merger. MTS did not render a fairness opinion with respect to the Transaction.

In addition, subject to certain limitations, Centerview and MTS will be reimbursed for reasonable out-of-pocket expenses, including fees of outside legal counsel, incurred in connection with their engagements. In addition, CTI has agreed to indemnify Centerview and MTS, any controlling person of Centerview and MTS and their directors, officers, employees and controlling persons against specified liabilities.

In the two (2) years prior to the date hereof, except for its current engagement, MTS had not been engaged to provide financial advisory or other services to CTI or Sobi, and MTS did not receive any compensation from CTI or Sobi during such period.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

CTI BioPharma Corp.

By:	/s/ David H. Kirske
Name:	David H. Kirske Chief Financial Officer
Title: